Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of November, 2016

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.

(Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9º Andar

São Paulo, SP, Brazil 01317-910

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F             X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                            No             X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                            No             X

ULTRAPAR HOLDINGS INC.

ITEM

1.	Market announcement

São Paulo, November 30, 2016.

À

BM&FBOVESPA S.A., the São Paulo Stock Exchange

Attn.: Mr. Nelson Barroso Ortega – Superintendent of Corporate Monitoring

C.C.: Brazilian Securities and Exchange Commission (CVM)

Attn.: Mr. Francisco José Bastos Santos—Superintendent of Company Relation and Intermediaries

Mr. Fernando Soares Vieira—Superintendent of Company Relation

Ref.:	RESPONSE TO OFFICIAL LETTER No. 3311/2016-SAE/GEA 2

Dear Sirs,

Ultrapar Participações (“Ultrapar” or “Company”), in compliance with the Official Letter 3311/2016-SAE/GAE 2, which is fully reproduced at the end of this document, requesting clarifications on the news published in Valor Econômico newspaper on November 30, 2016, stating that the State Prosecutor of São Paulo indicated an estimated amount for alleged environmental damages caused by the fire at Ultracargo’s terminal that occurred in 2015, in Santos (SP), at an amount slightly above R$ 3.6 billion, clarifies the following:

The news is based on a Technical Opinion issued by the Centro de Apoio Operacional à Execução—CAEX (“Technical Opinion”), a technical body linked to the State Prosecutor of São Paulo, published yesterday, November, 29. The Technical Opinion indicates an estimated amount for the alleged environmental damages caused by the fire. Such opinion is non-binding, with no condemnatory or sanctioning nature, and should still be evaluated by the authorities and parties.

Ultrapar disagrees with the extension of the alleged impacts, as well as the technical criteria used to qualify alleged environmental damages. In our view – and pursuant to the monitoring conducted by experts after the event (under the supervision of competent authorities), damages were limited and temporary, and, therefore, the amounts indicated in the Technical Opinion are not proportional to the actual facts.

Ultrapar clarifies that it is in negotiations with the State Prosecutor, aiming at the conclusion of an agreement, and that there is currently no lawsuit filed on the matter.

We believe we have provided the information requested in the Official Letter, and we are at your disposal to make any further clarifications necessary.

Yours sincerely,

Ultrapar Participações S.A.

André Pires de Oliveira Dias

Chief Fiancial and Investor Relations Officer

November 30, 2016

311/2016-SAE/GEA-2

Ultrapar Participações S.A.

Attn. Mr. André Pires de Oliveira Dias

Investor Relations Officer

Subject matter: Request for clarifications

Dear Sir,

In news published in Valor Econômico newspaper on November 30, 2016, stating that the State Prosecutor of the State of São Paulo indicates an estimated amount for alleged environmental damages caused by fire at Ultracargo’s terminal that occurred in 2015, in Santos (SP) at an amount slightly above R$ 3.6 billion.

We do not identify this information in the documents sent by this company, through the Empresas.NET System. In case of contradictory, please inform the document, the pages that contain the information and the date and time in which they were sent.

It should be noted that the company must disclose periodic information and other information of interest in the market, through the Empresas.NET System, guaranteeing its wide and immediate dissemination and fair treatment of its investors and other market participants.

In this regard, we request your clarification about the item mentioned, until 9 am on December 01, 2016, without prejudice to the provisions of the sole paragraph of art. 6 of CVM Instruction 358/02, with your confirmation or otherwise, as well as other information considered important.

The response of this company should be sent through the IPE System, selecting the category: Material Notice or Market Announcement, type “Clarifications on CVM/BOVESPA consultations” and then the Subject: News published in the media, which will result in the simultaneous transmission of the file to BM&FBOVESPA and CVM.

We shall refer to the obligation set forth in sole paragraph, article 4, of CVM Instruction 358/02, to inquiry the Company’s management members and controlling shareholders in order to determine whether these persons were aware of such information that should have been disclosed to the market.

In the file to be sent must be transcribed the content of the query formulated above before the response of the company.

This request is part of the Cooperation Agreement, signed by the CVM and BM&FBOVESPA on December 13, 2011, and its non-compliance may subject this company to the eventual application of a fine by the Company Relationship Superintendence (SEP) of CVM, in compliance with CVM Instruction 452/07.

Yours sincerely,

Nelson Barroso Ortega

Superintendent of Corporate Monitoring

BM&FBOVESPA S.A., the São Paulo Stock Exchange

C.C.:	Brazilian Securities and Exchange Commission (CVM) Mr. Fernando Soares Vieira—Superintendent of Company Relation Mr. Francisco José Bastos Santos—Superintendent of Company Relation and Intermediaries

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 30, 2016

ULTRAPAR HOLDINGS INC.

By:	/s/ Andre Pires de Oliveira Dias
Name: Andre Pires de Oliveira Dias Title: Chief Financial and Investor Relations Officer

(Market announcement – Response to CVM)